Steven F. Carman
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8153
Fax: 516.983.8080
steve.carman@huschblackwell.com

June 27, 2024

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:
Tortoise Energy Independence Fund, Inc. (the “Registrant”)

Ladies and Gentlemen:

We are counsel to the Registrant, which filed its preliminary proxy statement on June 21, 2024.  That proxy, which is combined with the proxy of five other closed-end funds, addresses topics on which the Registrant’s stockholders will be asked to vote at the Registrant’s upcoming annual meeting.  One such topic is the election of one director for a term that will expire on the date of the 2027 annual meeting of the Registrant’s stockholders.  The Registrant’s Board of Directors has unanimously nominated Rand C. Berney for election to that one open director’s position.

On June 7, 2024, a proxy statement was filed by ATG Capital Management LLC, ATG Fund II LLC, JID 2013 Trust Holdings LLLP, Gabriel D. Glicksberg, and Aaron T. Morris (the “Proponents”).  That proxy notes that one of the Proponents has “nominated two…candidates for election to the [Board]” and that Proponent “is soliciting proxies to elect the [n]ominees.”  (p.1 of Proponents’ proxy statement). Proponents’ proxy later states: “We are soliciting proxies to elect the [n]ominees…to serve as directors with a term expiring at the 2026 annual meeting of shareholders.”  (p.4 of Proponents’ proxy).  Proponents’ proxy does not explain that only one Board seat is up for election, it does not explain how Proponents propose to vote any shares cast for the election of the two proposed nominees, and it incorrectly identifies the term of the elected director.

Registrant is concerned that the Proponents’ inaccurate proxy will confuse its stockholders as to: 1) the number of open board seats, 2) the manner in which Proponents will vote shares for which a proxy is granted, and 3) the term of the single Board seat that is the subject of this election.

Securities and Exchange Commission
June 27, 2024

The Registrant respectfully highlights these inaccuracies for consideration by the Staff in its review of the filing by the Proponents.

Sincerely, /s/ Steven F. Carman
Steven F. Carman

SFC: alh